UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number 001-42762

Dreamland Limited

(Registrant’s Name)

Office No. 5, 17/F., Peakcastle

No. 476 Castle Peak Road, Cheung Sha Wan

Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

2025 Extraordinary General Meeting

In connection with the 2025 extraordinary general meeting of Dreamland Limited, a Cayman Islands company (the “Company”), the Company hereby furnishes the following documents:

Exhibits

Exhibit No.	Description
99.1	Notice of 2025 Extraordinary General Meeting, dated December 31, 2025, to be mailed to the shareholders of the Company
99.2	Form of Proxy Card to be mailed to the shareholders of the Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dreamland Limited

Date: December 18, 2025	By:	/s/ Seto Wai Yue
	Name:	Seto Wai Yue
	Title:	Director and Chief Executive Officer